EXHIBIT 10.9

October 31, 2013

Mr. Edward Gaio

Mr. Doug Malone

Hardinge Inc.

One Hardinge Drive

Elmira, NY  14902-1507

Dear Ed and Doug,

M&T Bank is pleased to inform you that the following modifications to Hardinge loan agreements with M&T Bank have been approved:

Mandatory Prepayments:  Borrowers are not required to make the mandatory prepayments associated with stock sale proceeds on the current public offering as disclosed on the 8K dated August 9, 2013.  All other triggers for mandatory prepayment shall continue to apply.  The current agreement  requires that 75% of the proceeds are used to repay principal, however the subject modifications will allow that 25% of the proceeds from this initiative be used to prepay principal.

The Borrower may apply 75% of proceeds from the stock offering as described above to temporarily pay down the revolving credit facility until such time that the proceeds are used for Bank approved corporate actions such as an acquisition.

Hardinge will bear all closing costs, including, but not limited to, the Bank’s reasonable attorneys’ fees.  This obligation shall survive any expiration or termination of this Letter and shall continue in full force and effect notwithstanding any failure of this modification to be closed.

This Letter is not intended to set forth each and every requirement of the Bank with respect to this loan modification.  This loan shall be further contingent upon (i) the execution and delivery to the Bank of all agreements, instruments and other writings that the Bank or its counsel deems necessary or appropriate in connection with this loan; and (ii) there not having occurred or existed on or after the date of this letter and before the loan is closed any event or condition that we reasonably believe would or might have a material adverse affect on you or on your business, render any collateral less valuable than we had previously determined it to be or would cause us to deem ourselves insecure in making the loan.

This Letter constitutes the entire agreement and understanding between you and M&T Bank with respect to the Modification and supersedes all prior negotiations, understandings and agreements between such parties with respect to this Modification, without limitation, those expressed in any prior proposal or commitment letter delivered by us to you.  No modification, rescission, waiver, release or amendment of any provision of this Letter shall be made, except by a written agreement signed by you and a duly authorized officer of M&T Bank.

This Letter, which is not assignable by you, shall automatically expire and be null and void if (i) we have not received an original of this letter executed by you, along with the fee(s) set forth above, on or before November 1, 2013; (ii) prior to any such receipt, we, orally or in writing, give notice of withdrawal hereof; or (iii) if this modification has not occurred by November 10, 2013 (the “Closing Date”).  We may extend the Closing Date, in our sole discretion, provided such extension is in writing and, if so extended, the interest rate has been adjusted to market conditions.

Kindly acknowledge your approval of this Modification by signing and returning this Letter.

Thank you for the opportunity to provide this financing.  I am confident that you will be pleased with the quality service provided by M&T Bank. Should you have any questions with respect to this, please feel free to contact me at 607 779 5902.

Very truly yours,

/s/ Susan A. Burtis
Susan A. Burtis
Vice President
M&T Bank

Agreed and Accepted:

/s/ Edward J. Gaio
By: Edward J. Gaio
Title: Vice President and Chief Financial Officer